UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Transaction in Own Shares

02 March 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 02 March 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
02/03/2026	48,608	31.5800	31.1300	31.4063	LSE	GBP
02/03/2026	24,851	31.5800	31.1400	31.4275	Chi-X (CXE)	GBP
02/03/2026	8,599	31.4900	31.0950	31.3689	BATS (BXE)	GBP
02/03/2026	43,515	36.1150	35.8050	36.0125	XAMS	EUR
02/03/2026	19,871	36.1800	35.8100	36.0056	CBOE DXE	EUR
02/03/2026	7,870	36.0600	35.9000	35.9942	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-03-02 (https://ml-eu.globenewswire.com/Resource/Download/f6eaa918-0a1c-49ad-bc0d-95ceaaf4132e)

Transaction in Own Shares

03 March 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 03 March 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
03/03/2026	736,025	31.5150	30.7150	31.0244	LSE	GBP
03/03/2026	228,446	31.5150	30.7350	31.0520	Chi-X (CXE)	GBP
03/03/2026	84,857	31.4950	30.7200	31.0456	BATS (BXE)	GBP
03/03/2026	594,121	36.0900	35.3200	35.6459	XAMS	EUR
03/03/2026	356,513	36.1000	35.3250	35.6551	CBOE DXE	EUR
03/03/2026	60,304	36.0800	35.3750	35.6346	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-03-03 (https://ml-eu.globenewswire.com/Resource/Download/f68b3576-031d-4f36-8bce-9bd7bf8c0d3e)

Transaction in Own Shares

04 March 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 04 March 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
04/03/2026	612,986	31.0000	30.5000	30.7326	LSE	GBP
04/03/2026	267,813	30.9950	30.5000	30.7345	Chi-X (CXE)	GBP
04/03/2026	98,451	30.9950	30.5000	30.7407	BATS (BXE)	GBP
04/03/2026	571,906	35.6800	35.1150	35.3727	XAMS	EUR
04/03/2026	339,319	35.6800	35.1200	35.3700	CBOE DXE	EUR
04/03/2026	59,271	35.6300	35.1200	35.3901	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-03-04 (https://ml-eu.globenewswire.com/Resource/Download/8f480706-6569-4f6a-b1d3-f5cabf090bb5)

Transaction in Own Shares

05 March 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 05 March 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
05/03/2026	353,917	31.1950	30.6950	30.9521	LSE	GBP
05/03/2026	156,909	31.1950	30.6800	30.9576	Chi-X (CXE)	GBP
05/03/2026	55,602	31.1950	30.7100	30.9714	BATS (BXE)	GBP
05/03/2026	309,517	35.8950	35.2650	35.6158	XAMS	EUR
05/03/2026	200,522	35.9250	35.2600	35.6388	CBOE DXE	EUR
05/03/2026	33,033	35.8950	35.2700	35.6016	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-03-05 (https://ml-eu.globenewswire.com/Resource/Download/61c3a60a-b78f-4cd2-87ed-88cb50035bb2)

Transaction in Own Shares

06 March 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 06 March 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
06/03/2026	269,086	31.5350	30.9650	31.2806	LSE	GBP
06/03/2026	89,596	31.5200	31.0450	31.2974	Chi-X (CXE)	GBP
06/03/2026	43,953	31.5200	30.9900	31.2576	BATS (BXE)	GBP
06/03/2026	211,929	36.4050	35.6900	36.1042	XAMS	EUR
06/03/2026	133,526	36.3450	35.7000	36.0929	CBOE DXE	EUR
06/03/2026	28,727	36.4050	35.7450	36.1283	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-03-06 (https://ml-eu.globenewswire.com/Resource/Download/be5ab935-8f9f-4d00-8955-a68070514016)

Transaction in Own Shares

09 March 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 09 March 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
09/03/2026	86,235	32.0900	31.7250	31.8800	LSE	GBP
09/03/2026	45,376	31.9900	31.7450	31.8827	Chi-X (CXE)	GBP
09/03/2026	11,311	32.0350	31.7100	31.8799	BATS (BXE)	GBP
09/03/2026	94,080	36.9850	36.5950	36.8231	XAMS	EUR
09/03/2026	54,860	36.9950	36.6950	36.8469	CBOE DXE	EUR
09/03/2026	3,529	36.9750	36.6950	36.8135	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-03-09 (https://ml-eu.globenewswire.com/Resource/Download/95c69cb4-c7f6-444f-833d-e99f42cfef6c)

Transaction in Own Shares

10 March 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 10 March 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
10/03/2026	596,460	31.9750	31.1200	31.6457	LSE	GBP
10/03/2026	276,690	31.9800	31.1200	31.6430	Chi-X (CXE)	GBP
10/03/2026	100,774	31.9750	31.1200	31.6562	BATS (BXE)	GBP
10/03/2026	572,309	36.9700	35.9800	36.5426	XAMS	EUR
10/03/2026	350,274	36.9800	35.9800	36.5797	CBOE DXE	EUR
10/03/2026	55,220	36.9750	35.9800	36.5638	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-03-10 (https://ml-eu.globenewswire.com/Resource/Download/9d272c54-044e-470e-85d6-1f932bb56072)

Transaction in Own Shares

11 March 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 11 March 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
11/03/2026	209,376	32.3200	31.5850	31.9720	LSE	GBP
11/03/2026	91,272	32.2950	31.6500	31.9888	Chi-X (CXE)	GBP
11/03/2026	27,868	32.3250	31.6000	31.9678	BATS (BXE)	GBP
11/03/2026	197,380	37.4350	36.5350	36.9849	XAMS	EUR
11/03/2026	120,833	37.4200	36.5750	36.9863	CBOE DXE	EUR
11/03/2026	21,436	37.2000	36.6900	36.9236	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-03-11 (https://ml-eu.globenewswire.com/Resource/Download/7142de94-2de7-4ab3-adfb-0ef87fed760c)

Transaction in Own Shares

12 March 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 12 March 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
12/03/2026	110,147	32.8000	32.3650	32.5758	LSE	GBP
12/03/2026	36,182	32.7550	32.3750	32.5821	Chi-X (CXE)	GBP
12/03/2026	20,578	32.8000	32.4250	32.5709	BATS (BXE)	GBP
12/03/2026	98,085	37.9750	37.5600	37.7278	XAMS	EUR
12/03/2026	56,361	37.9800	37.5900	37.7348	CBOE DXE	EUR
12/03/2026	14,983	37.9300	37.5500	37.6695	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-03-12 (https://ml-eu.globenewswire.com/Resource/Download/1488d3ec-2c9a-4cc3-a669-7686b7d01a61)

Transaction in Own Shares

13 March 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 13 March 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
13/03/2026	86,473	33.6950	33.3550	33.5781	LSE	GBP
13/03/2026	44,876	33.7000	33.3500	33.5758	Chi-X (CXE)	GBP
13/03/2026	15,152	33.6900	33.3950	33.5720	BATS (BXE)	GBP
13/03/2026	111,800	39.0000	38.6150	38.8639	XAMS	EUR
13/03/2026	55,155	39.0000	38.6550	38.8655	CBOE DXE	EUR
13/03/2026	13,227	38.9700	38.6600	38.8644	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-03-13 (https://ml-eu.globenewswire.com/Resource/Download/a87f8647-216e-44e0-bb00-9632f7217770)

Transaction in Own Shares

16 March 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 16 March 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
16/03/2026	277,041	34.2000	33.7700	34.0603	LSE	GBP
16/03/2026	76,637	34.2000	33.7750	34.0504	Chi-X (CXE)	GBP
16/03/2026	35,574	34.2000	33.7800	34.0774	BATS (BXE)	GBP
16/03/2026	291,223	39.6000	39.1050	39.4344	XAMS	EUR
16/03/2026	149,870	39.6000	39.0900	39.4216	CBOE DXE	EUR
16/03/2026	36,638	39.6000	39.0900	39.4051	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-03-16 (https://ml-eu.globenewswire.com/Resource/Download/2e004fc3-55a6-4cb3-863e-724128fc65a3)

Transaction in Own Shares

17 March 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 17 March 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
17/03/2026	171,030	34.6000	34.2050	34.5038	LSE	GBP
17/03/2026	65,167	34.5850	34.2300	34.4936	Chi-X (CXE)	GBP
17/03/2026	31,175	34.6000	34.3800	34.5149	BATS (BXE)	GBP
17/03/2026	190,656	40.0800	39.5850	39.9388	XAMS	EUR
17/03/2026	80,998	40.0900	39.6100	39.9461	CBOE DXE	EUR
17/03/2026	20,884	40.0150	39.7150	39.9312	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-03-17 (https://ml-eu.globenewswire.com/Resource/Download/ad77ba5c-def5-48da-82de-9f6f6c432f33)

Transaction in Own Shares

18 March 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 18 March 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
18/03/2026	542,957	34.7600	34.4050	34.6182	LSE	GBP
18/03/2026	167,129	34.7600	34.3600	34.6033	Chi-X (CXE)	GBP
18/03/2026	91,918	34.7600	34.4100	34.6118	BATS (BXE)	GBP
18/03/2026	495,026	40.2250	39.8500	40.0498	XAMS	EUR
18/03/2026	276,255	40.2250	39.8050	40.0548	CBOE DXE	EUR
18/03/2026	44,815	40.2250	39.8050	40.0340	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-03-18 (https://ml-eu.globenewswire.com/Resource/Download/aa185efb-c9a5-4c5b-b022-1beaeb02635a)

Transaction in Own Shares

19 March 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 19 March 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
19/03/2026	477,408	34.8550	34.1250	34.4528	LSE	GBP
19/03/2026	229,439	34.7600	34.1100	34.4543	Chi-X (CXE)	GBP
19/03/2026	101,816	34.7150	34.1600	34.4662	BATS (BXE)	GBP
19/03/2026	445,101	40.3500	39.4850	39.9507	XAMS	EUR
19/03/2026	271,362	40.2650	39.5100	39.9338	CBOE DXE	EUR
19/03/2026	53,191	40.2350	39.5200	39.9043	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-03-19 (https://ml-eu.globenewswire.com/Resource/Download/b4071960-0c64-451d-be6c-e127ba76d472)

Transaction in Own Shares

20 March 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 20 March 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
20/03/2026	398,387	34.8150	34.0350	34.3852	LSE	GBP
20/03/2026	180,419	34.8150	34.0550	34.3830	Chi-X (CXE)	GBP
20/03/2026	73,034	34.8150	34.0550	34.3899	BATS (BXE)	GBP
20/03/2026	359,003	40.2900	39.4150	39.7404	XAMS	EUR
20/03/2026	256,644	40.2900	39.4200	39.7311	CBOE DXE	EUR
20/03/2026	64,075	40.2900	39.4150	39.7505	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-03-20 (https://ml-eu.globenewswire.com/Resource/Download/ac838f01-bbc8-44a6-b28f-9aa0024392f9)

Transaction in Own Shares

23 March 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 23 March 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
23/03/2026	1,062,033	34.2150	32.7900	33.5698	LSE	GBP
23/03/2026	382,952	34.2050	32.8050	33.5874	Chi-X (CXE)	GBP
23/03/2026	182,137	34.1900	32.8750	33.6147	BATS (BXE)	GBP
23/03/2026	1,010,590	39.4650	38.0150	38.8270	XAMS	EUR
23/03/2026	468,153	39.4650	37.9150	38.8311	CBOE DXE	EUR
23/03/2026	102,442	39.4650	37.9050	38.8274	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-03-23 (https://ml-eu.globenewswire.com/Resource/Download/5fb571f3-0dda-4c6b-af07-ca2d52752003)

Transaction in Own Shares

24 March 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 24 March 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
24/03/2026	140,749	34.3950	33.6300	33.9578	LSE	GBP
24/03/2026	52,267	34.4050	33.6300	33.9510	Chi-X (CXE)	GBP
24/03/2026	14,744	34.3750	33.7550	34.0026	BATS (BXE)	GBP
24/03/2026	135,183	39.6450	38.9550	39.2440	XAMS	EUR
24/03/2026	70,458	39.6100	38.9650	39.2038	CBOE DXE	EUR
24/03/2026	16,907	39.5300	38.9650	39.1651	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-03-24 (https://ml-eu.globenewswire.com/Resource/Download/b7ed5705-7e7d-4f7c-893d-bf4074f7ba75)

Transaction in Own Shares

25 March 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 25 March 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
25/03/2026	306,003	34.4200	33.9800	34.2913	LSE	GBP
25/03/2026	156,599	34.4000	34.0150	34.2877	Chi-X (CXE)	GBP
25/03/2026	51,362	34.4200	34.0500	34.2763	BATS (BXE)	GBP
25/03/2026	320,145	39.7650	39.2700	39.6249	XAMS	EUR
25/03/2026	206,654	39.7600	39.3000	39.6264	CBOE DXE	EUR
25/03/2026	48,553	39.7550	39.4000	39.6268	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-03-25 (https://ml-eu.globenewswire.com/Resource/Download/251a0b78-089f-4fd8-89da-2c2ccae7a8a2)

Transaction in Own Shares

26 March 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 26 March 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
26/03/2026	351,998	34.7300	34.2800	34.5221	LSE	GBP
26/03/2026	207,098	34.6650	34.2800	34.5288	Chi-X (CXE)	GBP
26/03/2026	52,843	34.6900	34.2900	34.5139	BATS (BXE)	GBP
26/03/2026	330,149	40.1450	39.6750	39.9333	XAMS	EUR
26/03/2026	197,740	40.1350	39.6900	39.9386	CBOE DXE	EUR
26/03/2026	50,004	40.1050	39.7200	39.9372	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-03-26 (https://ml-eu.globenewswire.com/Resource/Download/1afae542-656b-4c61-80a0-1be8067315c2)

Transaction in Own Shares

27 March 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 27 March 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
27/03/2026	459,772	34.8000	34.2800	34.5504	LSE	GBP
27/03/2026	213,240	34.8000	34.2800	34.5393	Chi-X (CXE)	GBP
27/03/2026	77,013	34.8000	34.2800	34.5469	BATS (BXE)	GBP
27/03/2026	466,024	40.1950	39.6350	39.9217	XAMS	EUR
27/03/2026	281,312	40.1950	39.6400	39.9016	CBOE DXE	EUR
27/03/2026	60,914	40.1950	39.6550	39.9177	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-03-27 (https://ml-eu.globenewswire.com/Resource/Download/01a5f64f-edb9-4cd3-abb5-001b4cbbd3c4)

Transaction in Own Shares

30 March 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 30 March 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
30/03/2026	112,091	35.6550	34.9700	35.3885	LSE	GBP
30/03/2026	58,933	35.6350	34.9900	35.3842	Chi-X (CXE)	GBP
30/03/2026	22,265	35.6400	35.0050	35.3920	BATS (BXE)	GBP
30/03/2026	166,922	41.0100	40.3200	40.7513	XAMS	EUR
30/03/2026	89,651	41.0050	40.3350	40.7270	CBOE DXE	EUR
30/03/2026	22,751	40.9800	40.4750	40.7548	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-03-30 (https://ml-eu.globenewswire.com/Resource/Download/2072f23c-ccbc-42f7-9f1e-b8b88541859a)

Transaction in Own Shares

31 March 2026

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 31 March 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
31/03/2026	404,954	35.9100	35.2400	35.6421	LSE	GBP
31/03/2026	188,815	35.9050	35.2850	35.6358	Chi-X (CXE)	GBP
31/03/2026	77,735	35.9050	35.3250	35.6440	BATS (BXE)	GBP
31/03/2026	398,108	41.3200	40.6500	40.9697	XAMS	EUR
31/03/2026	229,377	41.3150	40.5850	40.9828	CBOE DXE	EUR
31/03/2026	38,693	41.3250	40.6600	40.9893	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-03-31 (https://ml-eu.globenewswire.com/Resource/Download/f7b36881-b10a-4362-9381-acb7b748baad)

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396, 333-272192 and 333-292109).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: April 1, 2026	/s/ SEAN ASHLEY
Sean Ashley
Company Secretary